Investor Briefing April 21, 2026

Disclaimer GENERAL This presentation is property of Docebo Inc. (the “Company”, “Docebo”, “us” or “we”). It cannot be circulated or forwarded without our consent. Any graphs, tables or other information demonstrating our historical performance or that of any other entity contained in this presentation are intended only to illustrate past performance and are not necessarily indicative of our or such entities’ future performance. The information contained in this presentation is accurate only as of the date of this presentation or the date indicated. No securities regulatory authority has expressed an opinion about the securities described herein and it is an offence to claim otherwise. This presentation also contains statistical data and estimates made by independent parties and by us relating to market size, opportunity and growth, as well as other data about our industry, business and customers. These data involve a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of these data. Neither we nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. All service marks, trademarks and trade names appearing in this presentation are the property of their respective owners. Solely for convenience, the trademarks and tradenames referred to in this presentation appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. All references in this presentation to dollars or “US$” or “$” are to United States dollars unless otherwise noted. All references to “C$” are to Canadian dollars. PRELIMINARY (UNAUDITED) Q1-2026 FINANCIAL RESULTS The preliminary (unaudited) estimate in respect of Annual Recurring Revenue for the three months ended March 31, 2026 contained in this presentation is preliminary and inherently uncertain due to a number of factors. It remains subject to Docebo management and Audit Committee reviews and the completion of regular financial closing and review procedures for the three months ended March 31, 2026. Additional adjustments to the preliminary estimate presented herein may be identified, and final results for the relevant fiscal periods may differ materially from the preliminary estimate and will not be finalized until after the Company completes its normal quarter-end accounting procedures, including execution of internal controls over financial reporting. This preliminary estimate is intended to provide information about management’s current expectations regarding certain aspects of Docebo’s financial performance. Reliance on the information presented herein may not be appropriate for other purposes CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION This presentation contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “guidance”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. This forward-looking information includes, but is not limited to, statements regarding the Company’s business; statements regarding Docebo’s preliminary estimate for Annual Recurring Revenue for the three months ended March 31, 2026; the Company’s revised guidance for fiscal year ended December 31, 2026 in respect of total revenue and Adjusted EBITDA; statements regarding our target operating model (including, but not limited to, statements regarding subscription revenue growth and expenses as a percentage of revenue); Docebo’s AI Workforce Readiness Platform; the impact of AI on our business; future financial position and business strategy; Docebo’s position in the learning management industry (including in respect of an “Agentic Era”); our growth rates and growth strategies; impact of the addition of 365Talents on our business; addressable markets for our solutions and the achievement of advances in and expansion of our platform (including, but not limited to, AgentHub, Model Context Protocol (MCP) and Enterprise Knowledge, our proprietary data layer and Docebo’s position as the only closed-loop learning, knowledge, and skills platform) and their impact on our business and financial results. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this presentation, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: (i) the Company’s ability to execute its growth strategies, including in respect of the Company’s use of AI in the business; (ii) the impact of changing conditions in the global corporate e-learning market; (iii) increasing competition in the global corporate e-learning market in which the Company operates; (iv) fluctuations in currency exchange rates and volatility in financial markets; (v) the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments; (vi) developments and changes in applicable laws and regulations; (vii) fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises; (viii) issues in the use of AI in our platform may result in reputational harm or liability; (ix) changes in the attitudes, financial condition and demand of our target market; (x) our ability to attract and retain key personnel, (xi) our ability to maintain and expand geographic scope, (xii) our ability to continue investing in infrastructure to support our growth, (xiii) our ability to obtain and maintain existing financing on acceptable terms; (xiv) our ability to execute on profitability initiatives; (xv) our ability to maintain the authorization required for use of our platform across the public sector and (xvi) such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated February 26, 2026, which is available under our profile on SEDAR+ at www.sedarplus.ca. Our guidance for the fiscal year ended December 31, 2026 in respect of total revenue and Adjusted EBITDA contained in this presentation, is in each case, subject to certain assumptions and associated risks as stated above under this “Forward-Looking Information,” section and in particular the following: ● foreign exchange rates remain consistent with those in effect as at December 31, 2025; ● macro-economic conditions will be generally consistent with those experienced in 2025; ● 2026 revenue from our largest original equipment manufacturer customer will be approximately 3.7% of 2026 total revenue and 2026 revenue from our recent acquisition of 365Talents will be approximately $9 million; ● we will not close any new individual customer contracts or deals with Annual Recurring Revenue greater than US$1,000,000 in 2026; ● we will maintain our customer retention levels, and specifically, our customers will renew contractual commitments on a periodic basis as those commitments come up for renewal, at rates not materially inconsistent with our historical experience; and ● with respect to Adjusted EBITDA, we will contain expense levels while expanding our business. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this presentation represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this presentation is expressly qualified by the foregoing cautionary statements. NON-IFRS MEASURES AND INDUSTRY METRICS This presentation makes reference to non-IFRS measures and other key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry, such as “Annual Recurring Revenue” or “ARR” and “Adjusted EBITDA”. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and SaaS metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures and SaaS industry metrics in order to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. An explanation and reconciliation, as applicable, for these non-IFRS measures is presented in our most recent MD&A under “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” and “Liquidity, Capital Resources and Financing”, available under our profile on SEDAR+ at www.sedarplus.ca and incorporated by reference herein. Certain of the Adjusted EBITDA figures in this presentation are forward-looking in nature. The differences between the Adjusted EBITDA figures in this presentation that are forward-looking and the equivalent historical non-IFRS financial measures are generally a result of our expected increase in 2026 revenues.

Q&A05 Product demo 02 Scott Peacock, Senior Vice President - Product Financial overview04 Brandon Farber, Chief Financial Officer CEO overview and corporate strategy01 Alessio Artuffo, Chief Executive Officer Agenda

CEO overview Alessio Artuffo

History of SaaS On-Prem Era (90s/early 2000’s) SaaS Era (mid-2000’s/early 2020’s) Agentic Era (2024+) Data + Workflow wins. Every time.

What We’re Building AgentHub Model Context Protocol (MCP) Server Enterprise Knowledge 20+ External Connections 8x increase in Harmony search 3x Copilot adoption nearly tripled

Category Expansion: the closed loop Docebo: the only closed-loop learning, knowledge, and skills platform LEARNING KNOWLEDGE SKILLS CLOSED-LOOP Agents • MCP Capability LEGACY LMSs (Cornerstone, SuccessFactors, Oracle) Learning only • Compliance check KNOWLEDGE PLATFORMS (Enterprise Search, Wikis, AI Copilots) Powerful • Disconnected SKILLS PLATFORMS Great signal, No action, No learning

The Data Moat: AI without data is a demo Compliance Records Skills Graph Learning History External Training Data Legally mandated. Auditable. Can't be hallucinated. The canonical map of workforce capability. Powered by 365Talents. Millions of learners. Years of data. Can't be synthesized. Data. Customers, partners, franchisees. Nearly half our ARR. Our Proprietary Data Layer enables Docebo to play offense

Finds the answer Indexes what exists Surfaces the policy Knowledge retrieval Makes sure you don’t need to ask it again Creates what doesn’t Proves the employee was trained on it Workforce readiness Knowledge is not learning. Retrieval is not capability.

Docebo AI Evidence Engine The connective tissue & unified data layer Docebo Workforce Readiness Platform AgentHub MCP Enterprise Knowledge Talent Marketplace Career Developer Gap Analysis Skills Intelligence Text Voice Roleplay eCommerce Content Marketplace …and 20+ SKUS Learn Video

Product demo Scott Peacock

Overview of what we are going to talk about. AI Tutor Lesson Narrator Brand/Experience StudioEnrollment Rule Engine Docebo Companion Interactive Podcasts Admin Menu & Navigation ILT Improvements Content Marketplace Creator GamesAI Roleplay Training Credits Multicurrency Evaluation HubeCommerce Upgrades Improved core Analytics Improvements Certifications Retraining Checklists & Surveys

Docebo Companion The browser extension that turns the entire web into your learning platform.

Enrollment Rules Engine ● A single, scaleable engine ● Powerful automation, reporting, and governance management

AI Roleplay Set your own criteria with custom rubrics, so you can evaluate the skills that matter most to your business Human-in-the-loop reviews to validate learning as it happens

Content Marketplace A unified catalog for all libraries with standardized metadata and tracking Massively expanded catalog of content partners for more options natively in Docebo

An agentic system where the learner profile gets richer, the intelligence gets sharper, and the path to readiness gets shorter, every cycle. ● Detects real skill needs ● Activates the right response ● Validates whether capability actually changed The future of workforce readiness

AgentHub Build custom agents that do real work: Connected to your tech stack Knows your people, content, & skills Choose level of autonomy Fully configurable with no code

Financial overview Brandon Farber

Expanding our addressable market Source: Docebo Analysis. Company and industry research, government data and publications.  $25B 2023 TAM ~$40B 2026 TAM $3.0B US Government (FED + SLED) Corporate Learning $30.0B Skills Intelligence$7.0B

Expanded GTM Source: Docebo Analysis. Company and industry research, government data and publications.  2021 EMEA Enterprise Government Skills 2026 SMB Mid-Market EMEA Mid Market

ARR deceleration to re-acceleration 19% Total ARR 2021 - 2025 CAGR ARR and Year-over-Year Growth1 USD in Millions 1 The ARR estimate for the three months ended March 31, 2026 is preliminary and inherently uncertain due to a number of factors. ARR is also a Non-IFRS measure. See the disclaimer, including "Non-IFRS Measures and Industry Metrics" therein and refer to the Appendix to this presentation for details on how we calculate ARR. Preliminary

+9pt+3XMoving upmarket Customers with ARR < $50K Customers with ARR > $100K Enterprise customer count increase Higher 3-Year Avg. NDRR for $100K+ vs. <$50K Customers

20.5% 2026E Adjusted EBITDA Margins ≈ Disciplined Execution Driving Margin Expansion Adjusted EBITDA and margin %1 USD in Millions 1 The Adjusted EBITDA guidance for the fiscal year ended December 31, 2026 is forward-looking. Adjusted EBITDA is a Non-IFRS Measure. See "Non-IFRS Measures and Industry Metrics" and "Cautionary Note Regarding Forward Looking Information" in the disclaimer and refer to the Appendix to this presentation for details on how we calculate Adjusted EBITDA. Guidance

Stock based compensation expense as a percent of revenue Total shares outstanding (USD in millions) Disciplined dilution—by design Preliminary Preliminary

Ahead of plan. Raising the bar. Adjusted EBITDA Guidance Range Revenue Guidance Range1 Guidance Metric FY26 Guidance as of February 27, 2026 Revised FY26 Guidance as of April 21, 2026 $52.5M — $54.5M $54.5M — $56.5M $267.5M — $269.5M $271.0M — $273.0M 1 The Revenue guidance for the fiscal year ended December 31, 2026 is forward-looking. See "Cautionary Note Regarding Forward Looking Information" in the disclaimer.

Target Operating Model1 Sales and Marketing Improving sales productivity through AI adoption, improved performance and partner led motion Organic innovation accelerating leading to broadening product and module portfolio Drive leverage through AI adoption, process excellence and automation Research and Development General and Administrative Drive continued double digit revenue growth through improved new customer adds and net retention Revenues 10%-15% subscription revenue growth 15-17% of revenue 9-11% of revenue 26-28% of revenue 1 - Our Target Operating Model is a general operational framework that is intended to guide us in our strategic vision. Our Target Operating Model does not represent guidance or budget figures for any specific year.

Q&A

Appendix: Key Performance Indicators Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer (“OEM”) contracts) as at the date being measured, excluding non-recurring implementation, support and maintenance fees. Our customers generally enter into one to three year contracts and are non cancelable or cancellable with penalty. All the customer contracts, including those for one-year terms, automatically renew unless cancelled by our customers. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements are subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our target on a go-forward basis. Non-IFRS Measures and Reconciliation of Non-IFRS Measures Adjusted EBITDA: Adjusted EBITDA is defined as net income excluding net finance income, depreciation and amortization, income taxes, share-based compensation and related payroll taxes, other income, foreign exchange gains and losses, loss on disposal of assets (if applicable), acquisition related compensation, transaction related expenses and restructuring costs. The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net (loss) income. For a reconciliation of the fiscal year 2025 Adjusted EBITDA figure to its nearest IFRS measure (being net income) please see the section titled “Key Performance Indicators” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2025, which section is incorporated by reference into this presentation and is available under our profile on SEDAR+ at www.sedarplus.ca.

Grazie!